Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

AXXIOS HOME INC.
610 E Zack St, Ste 110-2104
Tampa, FL 33602
https://www.axxios.io/

Up to $3,608,621.10 in Common Stock at $0.45
Minimum Target Amount: $9,999.90

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: AXXIOS HOME INC.
Address: 610 E Zack St, Ste 110-2104, Tampa, FL 33602
State of Incorporation: FL
Date Incorporated: August 23, 2017

Terms:

Equity

Offering Minimum: $9,999.90 | 22,222 shares of Common Stock
Offering Maximum: $3,608,621.10 | 8,019,158 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.45
Minimum Investment Amount (per investor): $499.50

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses

Time-based Perks

Super Early Bird

Invest within first 72 hours and receive an additional 100% bonus shares

Early Bird

Invest within the first week and receive an additional 60% bonus shares

2 Week Early Bird

Invest within the first two weeks and receive an additional 40% bonus shares

30 Day Early Bird

Invest within the first 30 days and receive an additional 20% bonus shares

Amount-based Perks

Invest $5,000+

Invest $5,000 or more and receive an additional 10% bonus shares

Invest $10,000+

Invest $10,000 or more and receive an additional 15% bonus shares

Invest $25,000+

Invest $25,000 or more and receive an additional 20% bonus shares

Invest $50,000+

Invest $50,000 or more and receive an additional 25% bonus shares

Invest $100,000+

Invest $100,000 or more and receive an additional 30% bonus shares

Loyalty-based Perks

Previous axxios Investors

Investors who have invested in previous axxios (Atmos Home Inc.) Reg CF offerings will receive 10% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Einstok Beer Company will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $.45 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $45. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Previous Axxios Investors Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Axxios Home Inc. ("Axxios" and the "Company") is a pre-revenue technology company building what we believe to be the first truly private smart home control ecosystem. Voice data, preferences, routines – none of that information will be stored in the

cloud on a server owned by a big tech company.

There are two major problems in the current smart home industry. First, smart homes are complicated for users to configure due to multiple factors. Smart home devices are produced by many different manufacturers, and each device-maker has its own smartphone app for controlling its devices. If a customer purchases several devices from multiple different brands, they can be navigating and controlling these devices from many different smartphone apps. This quickly becomes confusing for the customer and family members living in the home to remember which app goes with which device. Adding a digital assistant to the smart home can also add confusion as family members can struggle to remember which voice commands to use with each device. Also, adding smart light bulbs can render existing light switches and dimmers as useless as they are no longer needed and actually disconnect the smart bulbs if switched into the wrong position.

Next, there are multiple wireless communication protocols being utilized by different manufacturers of devices. In many cases, the customer could purchase a new smart device only to realize later that it won't work with a smartphone or their existing configuration, and other communication hubs or bridge devices will be required to connect their new device.

Also, digital assistants and smart speakers such as those made by multiple major technology corporations are being used for smart home device control and many users are not aware that these devices' microphones are always on and recording them, and that many times these recordings are being listened to by employees of the companies that make them. Many smart home users are concerned and consider this practice a violation of their privacy.

All of these factors make it potentially confusing for the customer when attempting to integrate smart features and devices into their homes, or, many customers are concerned with the privacy issues that many smart devices introduce into their homes and choose not to purchase smart home products as a result. At axxios, we believe that these current challenges the industry presents to customers are not a recipe for true mass smart home technology adoption.

Axxios is on a mission to simplify the smart home - to make it less confusing for the user to set up and use several smart home devices within their home. We are also determined to introduce a new smart home technology that does not compromise the user's privacy by collecting video or audio recordings, device settings and routines, or any other user information or activity.

Axxios has built a new generation of speech recognition technology that doesn't require the cloud to decipher user commands, and a completely private internal database and communication structure that doesn't allow the user's data, voice or otherwise, to leave the customer's home network. We're simplifying smart home control while protecting user data.

Axxios is targeting multiple customer bases with our range of smart home control

products. First, we are addressing the consumer who is integrating all of their own smart home devices and connecting them on their own (DIY) - this is the direct-to-consumer (D2C) business model component. Next, axxios has formed relationships with several professional smart home dealer and installer service providers, and will engage with these companies to distribute and install axxios products. Third is the new home construction market. While there is significant demand, new home builders have been reluctant to integrate smart home technology into their offerings due to the aforementioned challenges and confusion in the smart home space. We plan to work together with home builders allowing them to offer a simplified and cohesive smart home experience to their customers.

The recent pandemic has exposed major supply chain issues for electronic products designed and manufactured overseas. Axxios is not only developing all of our products in the US, but has also built a full-scale manufacturing line here which makes us much less reliant on the overseas supply chains. We can dynamically ramp production according to demand rather than placing large orders in advance and paying large sums to ship to the US.

Axxios Home Inc. was initially organized as Atmos Home Inc., a Florida corporation on August 23, 2017, and changed its name to Axxios Home Inc. on May 26, 2022.

Competitors and Industry

Smart Home Hubs

Hubs such as SmartThings and Wink provide connectivity to an array of smart home devices, controllable from a central smartphone app. While their products do support multiple protocols, a great deal of configuration and know-how is required by the end-user.

Custom Home Automation

These companies produce smart home control systems focusing on high-end custom installations typically costing over $15K, while Axxios is addressing the market with systems starting for under $500. These systems can only be purchased from and installed by an authorized dealer, and any future configuration changes require the dealer/installer for reprogramming.

Smart Speakers

Voice-enabled virtual assistants (smart speakers) are compatible with many smart home devices, however, only devices utilizing WiFi can be controlled, leaving out a large percentage of home automation devices that communicate primarily over the Zigbee and Z-Wave protocols.

Industry

The smart home market is growing at a rapid pace. According to market research firm

Statista, there were 258.5 million smart homes worldwide in 2021, with 40% of homes in the United States being smart homes. The market generated over $90 billion in 2021 and is projected to continue its rapid growth to reach $200 billion in revenue by the year 2027 according to the research firms BusinessWire and Research & Markets. More and more customers are buying smart home products every day and projections indicate that 57% of homes in the US will be smart homes by the year 2025.

Current Stage and Roadmap

Our products are in the development phase, and we have built over 100 functional prototypes of the axxios Control Series for internal and customer beta testing. During this phase, we have been developing the electronic hardware and software of the axxios Control Series devices.

We have completed approximately 70% of our production molds and target launching production of our first products with the proceeds from this raise. Once production has been launched, we will continue the development of axxios planned future products of which a significant portion of the hardware and software designs from the axxios Control series can be leveraged for these new products.

The Team

Officers and Directors

Name: Mark Lyle

Mark Lyle's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO / Director
  Dates of Service: August 23, 2017 - Present
  Responsibilities: Day-to-day management of company operations, product development, and manufacturing management. Mr. Lyle currently receives a salary of $160k/year and owns 20,733,480 shares of Common Stock.

Other business experience in the past three years:

- **Employer:** lumixUV Inc.
  Title: Strategic Advisor
  Dates of Service: June 29, 2020 - Present
  Responsibilities: Advising management relative to new product development.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its

financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities

in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $3,608,621.50 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current

business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current products are variants on one type of product, smart home control devices. Our revenues are therefore dependent upon the market for smart home products.

We may never have an operational product or service
It is possible that there may never be an operational axxios smart home control product or that the product may never make it into production. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never reach full-scale production. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured prototypes for our axxios Control Series devices. Delays or cost overruns in the development of our axxios Control Series and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, supply chain disruptions, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely

affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
axxios Inc. was formed on August 23, 2017 as Atmos Home Inc.. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. axxios Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that axxios smart home control products are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as

the FCC (Federal Communications Commission), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Technology Adoption
The market for smart home products is growing rapidly, but if demand for the company's product fails to develop sufficiently, we may be unable to generate enough revenues to achieve and sustain profitability.

Procurement of Parts and Materials
Putting new hardware into production always carries some element of risk, due to either manufacturing issues or procurement issues, and axxios Inc. has made an effort to minimize this risk. Delay in obtaining required materials or components may adversely affect our production schedule, and impact revenue. The loss of a key vendor might require engineering redesign that would delay meeting our production and sales goals. In order to mitigate these risks, we have avoided use of proprietary or sole-sourced components wherever possible.

Marketing Campaign Risks
Our sales forecasts are contingent on the implementation of a successful marketing campaign to potential customers, and an effective PR campaign to raise the company profile. Competitors with a more established presence in the market will have a mind share advantage among potential customers that we will have to counter through advertising. The advertising campaign will stress the benefits of the superior design and technology incorporated in our products, to distinguish them from the traditional designs offered by competitors.

Expansion and Retention of Management Team
The successful completion of our production and marketing goals is contingent on the expansion of our management team, in particular with regard to manufacturing management and marketing management. Failure to acquire and retain these key personnel could adversely affect operations, and cause a delay in meeting our goals.

Manufacturing and selling our products internationally may cause problems and present risks.

Certain components of our products are manufactured internationally and there are risks associated with international business. These risks include, but are not limited to, language barriers, fluctuations in currency exchange rates, political and economic instability, regulatory compliance difficulties, problems enforcing agreements, and greater exposure of our intellectual property to markets where a high probability of unlawful misappropriation may occur. Failure to successfully mitigate any of these potential risks could damage our business. In addition, we are required to comply with all applicable domestic and foreign export control laws including the International Traffic in Arms Regulations and the Export Administration Regulations. In addition, we may be subject to the Foreign Corrupt Practices Act and international counterparts that generally bar bribes or unreasonable gifts for foreign governments and officials. Violation of any of these laws or regulations could result in significant sanctions, which could reduce our future revenue and net income.

If critical components used to manufacture our products become scarce or unavailable, we may incur delays in manufacturing and delivering our products, which could damage our business.

We obtain components from a limited group of suppliers. We do not have long term agreements with any of these suppliers that obligate them to continue to sell components or products to us. Our reliance on these suppliers involves significant risks and uncertainties, including whether our suppliers will provide an adequate supply of the required components of sufficient quality, will increase prices for the components, and will perform their obligations on a timely basis. In addition, certain components used to manufacture our products may be subject to supply shortages, and our business is subject to the risk of price increases and periodic delays in delivery. Particularly, the market for electronic components is experiencing increased demand, creating uncertainty regarding our suppliers' continued production of key components for our products. If we are unable to obtain components from third party suppliers in the quantities and of the quality that we require, on a timely basis and at acceptable prices, we may not be able to deliver our products on a timely or cost-effective basis, which could cause customers to terminate their contracts with us, increase our costs and seriously harm our business, and subsequently results of operations and financial condition. Moreover, if any of our suppliers become financially unstable, or are otherwise unable or unwilling to provide us with materials or components, then we may have to find new suppliers. It may take time to locate alternative suppliers, if required, or to redesign our products to accommodate components from different suppliers. We may experience significant delays in manufacturing and shipping our products to customers and incur additional development, manufacturing, and other costs to establish alternative sources of supply if we lose any of these sources or are required to redesign our products. We cannot predict if we will be able to obtain replacement components within the time frames that we require at an affordable cost, if at all.

Defects in design or manufacture may result in recalls and negatively impact business and operating results.

Our products may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. While we perform extensive internal testing, we will have a limited frame of reference by which to evaluate the performance of our products. There can be no assurances that we will not be required to recall products in the future. There can be no assurance that we will be able to detect and fix any defects in the products prior to their sale to customers. In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our products or their components prove to be defective. In addition, our products may not perform consistent with customers' expectations or consistent with other similar products currently available. Any product defects or any other failure of our products to perform as expected could harm our reputation and result in adverse publicity, lost revenues, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results, and prospects.

We are responsible for product warranties and defects.
We provide warranties for all our products. Significant warranty claims could have a material adverse effect on our financial condition and results of operations and harm our reputation.

We are subject to complex and changing laws and regulations worldwide, which expose us to potential liabilities, increased costs, and other adverse effects on our business.
Our operations are subject to complex and changing laws and regulations on subjects including, but not limited to: privacy, data security and data localization; consumer protection; advertising, sales, billing and ecommerce; product liability; Intellectual property ownership and infringement; internet, telecommunications, and mobile communications; digital content; availability of third party software applications and services; labor and employment; anti-corruption; import, export and trade; anti money laundering; and environmental, health and safety. Compliance with these laws and regulations may be onerous and expensive, increasing the cost of conducting our operations. Changes to laws and regulations can adversely affect our business by increasing our costs, limiting our ability to offer a product or service to customers, requiring changes to our business practices or otherwise making our products and services less attractive to customers. We have implemented policies and procedures designed to ensure compliance with applicable laws and regulations, but there can be no assurance that our employees, contractors, or agents will not violate such laws and regulations or our policies and procedures. If we are found to have violated laws and regulations, it could materially adversely affect our reputation, financial condition, and operating results.

Natural disasters and other events beyond our control could materially adversely affect us.
Some of our products or components of our products are being manufactured internationally and may be sold in other countries throughout the world. As a result, the price we pay for our products and what they may be sold for depend on the

exchange rates between the US dollar and other currencies. Over the last several years, these exchange rates have had material fluctuations and we expect they will continue to fluctuate. If the US dollar becomes significantly weaker, our products will likely cost us more to manufacture and we may receive less than expected when they are sold, which could adversely impact the economics of our business and your investment. Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics, and other events beyond our control. Such events could make it difficult or impossible for us to deliver our products to our customers and could decrease demand for our products. In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic. The ongoing COVID-19 pandemic and any preventive or protective actions that governmental authorities or we may take in response to the pandemic may have a material adverse effect on our business or the business of our customers, suppliers, or distribution channels, including additional business shutdowns, reduced operations, restrictions on shipping, reduced customer demand, or the ability of our customers to make payments. In addition, preparing for and responding to the ongoing pandemic could divert management’s attention from our key strategic priorities, increase costs as we prioritize the health and safety of our employees, cause us to reduce, delay, alter, or abandon strategic initiatives that may otherwise increase our long-term value, and otherwise disrupt our business operations. Also, while we believe the employee safety measures we have implemented or others we may take in the future are temporary, they may continue until after the pandemic is contained and could amplify existing risks or introduce new risks that could adversely affect our business. Furthermore, these safety measures may not be successful in preventing the spread of the virus among our employees and we could face litigation or other claims related to unsafe working conditions, inadequate protection of our employees, or other similar related claims. Any of these claims, even if without merit could result in costly litigation or further divert management's attention and resources. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our customers and our sales cycles and industry events, and the effect on our vendors, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. The effect of COVID-19 may not be fully reflected in our results of operations until future periods, if at all. If the COVID-19 outbreak continues to spread, we may need to limit operations or implement limitations. There is a risk that other countries or regions may be less effective at containing COVID-19, or it may be more difficult to contain if the outbreak reaches a larger population or broader geography, in which case the risks described herein could be elevated significantly.

Risks of borrowing.

We have various loans outstanding, and in the future, we may have to seek other loans from financial institutions. Typical loan agreements might contain restrictive

covenants which may impair our operating flexibility. A default under any loan agreement could have a material adverse effect on our business, results of operations, or financial condition, and in addition, could result in a foreclosure on our assets.

We rely on 3rd party licenses.

Our technology incorporates various off-the-shelf third-party software. Our licenses for such software are neither exclusive nor perpetual. Therefore, we are at risk that we may lose the right to license one or more key components of our products or that the costs to license them may increase. In either case, our business and financial condition could be materially and adversely affected or disrupted.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Mark Lyle	20,733,480	Common Stock	38.81%
Luminance Investment Holdings, LLC (managed by Steven H. Rosen and Ron Cozean; 100% owned by Luminance Holdco., Inc.)	11,561,400	Common Stock	21.64%

The Company's Securities

The Company has authorized Common Stock, Seed SAFE, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 8,019,158 of Common Stock.

Common Stock

The amount of security authorized is 150,000,000 with a total of 53,419,170 outstanding.

Voting Rights

Holders of the company's Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

Material Rights

On May 27, 2022, each outstanding share was split and converted into 30 shares.

Seed SAFE

The security will convert into Series a preferred shares and the terms of the Seed SAFE are outlined below:

Amount outstanding: $100,000.00
Maturity Date: September 25, 2029
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: Series A Financing

Material Rights

There are no material rights associated with Seed SAFE.

Preferred Stock

The amount of security authorized is 150,000,000 with a total of 0 outstanding.

Voting Rights

Holders of the company's Preferred Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

Material Rights

There are no material rights associated with Preferred Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $926,000.00
  Number of Securities Sold: 385,380
  Use of proceeds: Research & development, marketing, and operations.
  Date: November 28, 2018
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $25,000.00
  Use of proceeds: Research & development, marketing, and operations.
  Date: September 06, 2019
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $25,000.00
  Use of proceeds: Research & development, marketing, and operations.
  Date: April 09, 2020
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $25,000.00
  Use of proceeds: Research & development, marketing, and operations.
  Date: April 07, 2020
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $25,000.00
  Use of proceeds: Research & development, marketing, and operations.
  Date: April 09, 2020
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $1,391,378.50

Use of proceeds: Research & development, marketing, and operations.
Date: September 01, 2021
Offering exemption relied upon: Regulation CF

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $227,657.50
  Number of Securities Sold: 65,045
  Use of proceeds: Research & development, marketing, and operations.
  Date: November 01, 2018
  Offering exemption relied upon: Regulation CF

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $31,500.00
  Number of Securities Sold: 10,000
  Use of proceeds: Research & Development
  Date: June 05, 2018
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $13,000.00
  Number of Securities Sold: 691,000
  Use of proceeds: Founder Shares - Research & Development
  Date: August 23, 2017
  Offering exemption relied upon: Rule 701

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 309,000
  Use of proceeds: Founder Shares
  Date: August 23, 2017
  Offering exemption relied upon: Rule 701

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $27,920.75
  Number of Securities Sold: 7,865
  Use of proceeds: Research & Development
  Date: November 17, 2017
  Offering exemption relied upon: Rule 701

- **Name:** Common Stock
  Type of security sold: Equity

Final amount sold: $0.00
Number of Securities Sold: 26,562
Use of proceeds: Employee Stock Grant
Date: November 02, 2018
Offering exemption relied upon: Rule 701

- **Name:** Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 19,000
Use of proceeds: Employee Stock Grant
Date: June 01, 2019
Offering exemption relied upon: Rule 701

- **Name:** Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 14,550
Use of proceeds: Employee Stock Grant
Date: May 03, 2019
Offering exemption relied upon: Rule 701

- **Name:** Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 25,978
Use of proceeds: Employee Stock Grant
Date: July 05, 2020
Offering exemption relied upon: Rule 701

- **Name:** Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 35,000
Use of proceeds: Employee Stock Grant
Date: April 02, 2022
Offering exemption relied upon: Rule 701

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-

looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Results of Operations

Year ended December 31, 2021, compared to the year ended December 31, 2020.

Revenue

The company produced no revenue in 2021, as the company was still in the development of its first products. Therefore, the Company has no cost of sales or gross profit margins to provide at this time.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, and research and development expenses. Expenses in 2021 increased by approximately $62,424 from 2020.

Historical results and cash flows:

Historically, the Company has invested primarily in research and development efforts, and sales and marketing activities related to the products. We plan to continue our focus on research and development as we near the completion of the first versions of the axxios Control Series products. As we progress, we will hire additional software developers to increase our development capacity in addition to other engineering and operational support staff.

Soon we will begin production of the first axxios products, and with this, we will begin to generate revenues. We expect to launch production of our products at an initial rate of approximately 250 devices per month, based on anticipated demand from existing preorders and new customer bookings both on our own website and from ecommerce platforms such as Amazon. As we grow, we will invest significantly into marketing the products in order to achieve scale.

Historical rersults and cash flows are not representative of what investors should expect in the future.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand,

existing lines of credit, shareholder loans, etc...)

As of March 31, 2022, the company has $24,220 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds raised from this Regulation CF offering are critical to the Company's ongoing operations. The Company is engaging in ongoing research and development activities in addition to purchasing materials, fixtures, and equipment for production that require outside investment to fund.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds raised from this offering are important to the Company, however, the Company's viability does not depend solely on this offering alone. The Company could potentially receive larger investments from institutional investors that would be separate from this offering.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Raising the minimum level of funding would assist the Company with ongoing expenses such as research and development, marketing, and administrative expenses and would allow the company to operate for approximately 3 months. As previously noted, the viability of the Company is not dependent upon this offering alone.

How long will you be able to operate the company if you raise your maximum funding goal?

If the maximum funding goal is achieved, it will provide the Company with approximately 18 months of runway. Expenses associated with ongoing operations include research and development, marketing, inventory, capital expenditures, and administrative expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company may in the future launch an offering separate from this platform with the goal of raising capital from either institutional or accredited investors or both.

In addition, the Company expects to begin generating revenue from sales of its products during this offering.

Indebtedness

- **Creditor:** Small Business Administration (SBA)
  Amount Owed: $149,900.00
  Interest Rate: 3.75%
  Maturity Date: September 01, 2050

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $24,038,626.50

Valuation Details:

AXXIOS HOME INC. ("Axxios" or the "Company") set its valuation internally, using a combination of the scorecard valuation method and market comparison model to arrive at our pre-money valuation.

In our market comparison model, we used the valuations of similar stage companies in the smart home technology space, according to resources such as Crunchbase and Pitchbook, both of which are startup investment databases.

Due to the unique technology our company has and continues to develop, we did not find direct comparisons, however, we considered the valuations of various venture-backed companies in the smart home space. For example, the company Brilliant, a company building smart home control systems, raised $24 million in venture capital during its pre-revenue stage.

Further consideration was given to the following factors: our developed intellectual property, the size of the market opportunity, the significant potential for future sales in the smart home market, the experience of our management team, recent business developments, current market financial conditions, the status of recent product development efforts, the competitive landscape in the smart home industry, and the valuation of our previous funding rounds which came from both equity crowdfunding rounds and a strategic industry institutional investor. Based on these factors we arrived at our pre-money valuation.

Any valuation at this stage is difficult to assess. The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through

market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The Company set its valuation internally without a formal third-party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $100,000 in Seed SAFEs outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.90 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  15.0%
  Operations funding will be utilized for general overhead, facility rent and upkeep, production line maintenance, and general administrative expenses.

- *Inventory*
  10.0%
  Inventory funds will be used to secure raw materials and assemblies necessary to manufacture axxios' products.

- *Marketing*
  18.0%
  Marketing funds will be used to build brand awareness and generate orders of our products through strategically placed advertisements and social media marketing efforts.

- *StartEngine Service Fees*
  53.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $3,608,621.10, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*

3.5%

- *Research & Development*
  40.0%
  R&D funds will be utilized to continue the hardware and software development of axxios' products, as well as applying for regulatory compliance certifications.

- *Operations*
  15.0%
  Operations funding will be utilized for general overhead, facility rent and upkeep, production line maintenance, and general administrative expenses.

- *Inventory*
  15.0%
  Inventory funds will be used to secure raw materials and assemblies necessary to manufacture axxios' products.

- *Crowdfunding Marketing*
  10.0%
  Crowdfunding Marketing funds will be purchased in order to drive new investors to the campaign through the use of social media, email, video, and potentially other forms of online advertising.

- *Marketing*
  16.5%
  Marketing funds will be used to build brand awareness and generate orders of our products through strategically placed advertisements and social media marketing efforts.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once

posted, the annual report may be found on the Company's website at https://www.axxios.io/ (axxios.ai/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/axxios

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR AXXIOS HOME INC.

[See attached]

ATMOS HOME INC.
FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2021

ATMOS HOME INC
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021

Table of Contents

NABEEL AHMED NINI,CPA

Independent Auditors' Report

To the Board of Directors
ATMOS HOME INC.

Report on the Financial Statements

We have audited the accompanying financial statements of ATMOS HOME INC, (the 'Company"), which comprise the statement of financial position as of December 31, 2021, and 2020, the related statements of operations, changes in stockholders' equity, statement of cash flows for the year then ended and the related notes to the financial statements. The Company's management is responsible for the financial statements. Our responsibility is to express an opinion on the financial statements based on our audit.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fairly presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control accordingly, and we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ATMOS HOME INC. as of December 31, 2021 and 2020, the results of operations, statement of stockholder's equity and the statement of changes in equity for the year then ended in conformity with accounting principles generally accepted in the United States of America.

nabeel

NABEEL AHMED NINI, CPA
California Board of Accountancy, License Number 130810
Email Address: nabee1.nini@outlook.com
PH:1(209)888-8553

May 26,2022

STATEMENTS OF FINANCIAL POSITION

	December 31	
	2021	2020
ASSETS		
Fixed Assets	3,972	3,169
Current Assets:		
Cash	$ 66,748	$ 66,815
Other receivables	2,300	2,300
Total current assets	69,048	69,115
Total assets	$ 73,020	$ 72,284
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	(137)	137
Deferred Income	232,814	244,727
Payroll taxes	$ (7,307)	$ (5,042)
Total current liabilities	225,644	239,822
Long term Liabilities		
SBA Loan	149,900	149,900
Total liabilities	375,544	389,722
Stockholders' equity:		
Capital contributions	2,455,674	I,235,885
Retained earnings	(2,758,198)	(2,100,125)
Total stockholders' equity	(302,524)	317,438
Total liabilities and stockholders' equity	$ 73,020	$ 72,284

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF OPERATIONS

	For the year ended December 31, 2021	2020
Total revenues		
Expenses:		
Advertising and Promotion	107,805	144,316
Contractor	450,623	358,084
Facilities	29,253	36,161
Payroll expenses	21,208	2,663
Insurance	324	1,534
R&d Expenses	3,576	9,878
Travel Expenses	3,559	7,068
Other expenses	41,725	34,763
Net income before taxes		
Taxes on income (income tax benefits)		
Net income	$ (658,073)	$ (595,649)

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common stock		Additional Paid in	Retained Earnings	
	Shares	Amount	Capital	Accumulated deficit}	Total
Balance as of January 1, 2020	1,618,319		$ 1,235,885	1,504,203	$163,853
Movement during the year	69,275		546,802	(595,649)	(35,120)
Balance as of December 31, 2020	1,687,594		$ 1,782,687	2,100,125	(317,438)
Movement during the year	191,359		672,987	(658,073)	14,914
Balance as of December 31, 2021	1,878 953		$2,455,674	(2,758,,198)	(302,524)

STATEMENT OF CASH FLOWS

	For the year ended December 31,	
	2021	2020
OPERATING ACTIVITIES		
Net Income	(658,073)	(595,649)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	-	1,182
Accounts Payable (A/P)		
Payroll Liabilities: Federal Taxes (941/944)	(1,295)	(5,121)
Payroll Liabilities:Federal Unemployment (940)	(935)	(154)
Payroll Liabilities:FL Unemployment Tax	(34)	48
Pre-order Sales Deposits	(12,249)	(36,194)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(14,513)	(40,239)
Net cash provided by operating activities	(672,586)	(635,888)
INVESTING ACTIVITIES		
Furniture and Fixtures	(467)	-
Deposits — Rent		(800)
Net cash provided by investing activities		(800)
Capital Contributions	672,986	546,802
SBA	-	149,900
Loan		
Net cash provided by financing activities		696,702
Net cash increase for period	(67)	60,014
Cash at beginning of period	66,815	6,801
Cash at end of period	66,748	66,815

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE ORGANIZATION

ATMOS HOME INC. ("the Company") was incorporated on August 23, 2017 in the State of Florida for the purpose of manufacturing smart home products

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTTNG POLICIES

Basis of Preparation. The financial statements are prepared on the accrual basis of accounting in accordance with U.S. Generally Accepted Accounting Principles ("GAAP").

Financial statements in U.S. dollars. The Company's financial statements are prepared in U.S. dollars, which is the primary currency of its economic environment.

Cash and cash equivalents. the Company considers all short term investments with an original maturity of three months or less to be cash equivalents.

Income taxes. The Company is taxed as a Corporation. No provision or liability for Federal, State and local income taxes has been reflected in the financial statements of the Company.

Use of estimates in the preparation of the financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses, during the reporting periods. Actual results could differ from those estimates.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Fair value accounting. The Company estimates that the fair value of all financial instruments at December 31, 2020, as defined in FASB 107, is not different materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

NOTE 4 - RELATED PARTY TRANSACTIONS:

The company had no transactions with related parties, including transactions with key management personnel as at December 31, 2021 (2020: Nil)

NOTE 5 - DEBT AND BORROWINGS:

The company obtained SBA Loan amounting to Nil in 2021(2020: 149,900)

NOTE 6 - CONTINGENT LIABILITIES AND COMMITMENTS:

The Company is subject to legal proceedings, claims and litigation arising in the ordinary course of business. As of December 31, 2021, the Company does not have any outstanding legal proceedings.

NOTE 7 - SUBSEQUENT EVENTS:

The Company has evaluated events and transactions that occurred after the balance sheet date for potential recognition and disclosure through May 21, 2022, the date on which the financial statements were available to be issued and has indicated that no material subsequent events affecting the financial statements existed as of that date.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

axxios

Private smart home control


axxios
PRIVATE SMART HOME CONTROL
*The Above Is A Rendering Of A Future Product. Images Are Computer Generated Demo Versions. Product Is Still Currently Under Development Not Yet Available On The Market.

Website | Tampa, FL | TECHNOLOGY

Axxios is a pre-revenue company building the future of the smart home by developing what we believe is one of the first completely private smart home control ecosystems. We're targeting the soon-to-be $200B smart home market with our award-winning devices. Join 2000+ investors who've already joined us on our mission to transform the smart home industry.

$0.00 raised

$1,619,036 previously crowdfunded

0 Investors	$24M Valuation
$0.45 Price per Share	$499.50 Min. Investment
Common Shares Offered	Equity Offering Type
$3.61M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- **Backed by the Crowd:** Over $2.5M in funding raised from over 2k investors, including $1M from industry partner Luminance Brands (source). Named one of "The 7 Best Equity Crowdfunding Startups on StartEngine Right Now" by InvestorPlace. (source)

- **Groundbreaking Products:** axxios is building a completely new type of smart home system - one that doesn't rely on servers in the cloud to store your data or listen to you. In other words, it's completely private.

- **Strong Team Addressing Massive Market:** Our team has achieved successful exits and manufactured millions of electronic devices in the US, and is now focusing on the booming smart home market expected to reach $200B by 2027.


Welcome to the
axxios smart home

**The above is a rendering of a future product. Images are computer generated demo versions. Product is still currently under development not yet available on the market.*

OVERVIEW

Building the Future of the Smart Home

Our mission at axxios is to create one-of-a-kind, privacy-focused, and cohesive smart home experience. We're building the future of the smart home - and putting an emphasis on privacy, simplicity, and ease of use. Unlike other big tech companies, we have a strong commitment to ensuring that your personal data - conversations, routines, etc. - doesn't leave your home network or get transmitted to a corporate-controlled server in the cloud. Our team consists of world-class industrial designers, serial entrepreneurs and investment advisors - who all share the same passion for developing the future of smart home tech.



We're building the future of the smart home and emphasizing:
privacy
simplicity
ease of use



Locks
Front Door
Back Door
Garage
Garage
Door 1
Door 2
Now Playing
Origins
72°
Home

**The above is a rendering of a future product. Images are computer generated demo versions. Product is still currently under development not yet available on the market.*



axxios
FUNDING TIMELINE
2018—Reg CF
Initial funding to begin Research & Development for the axxios smart home control ecosystem.
2019—Luminance Brands
LB invested $1M to fund the build and installation of the first functional prototypes of the axxios Control Series.
2021—Reg CF
Funding to further commercialize axxios smart home products and install a full manufacturing line.
2022—Reg CF
CURRENT ROUND
Funding from this round will be utilized to complete development and launch full scale production of axxios' first products.

THE PROBLEM

Smart homes are not private

“Your smart home is spying on you.” - Gizmodo (source)

Digital assistants are being used for smart home device control and many users are not aware that these devices’ microphones are always on and recording them, and that many times these recordings are being listened to by employees of the companies that make them. This is a huge privacy issue. **These companies are profiting from your data at the expense of your privacy.**

Smart homes are confusing to set up and use

“The average person doesn’t have a chance with the smart home.” - TechCrunch (source)

According to our research, current smart home device makers require you to download and use a different app for each brand of device. We believe that you shouldn’t need 10+ apps to manage your smart home.

Smart home devices communicate with varying electronic protocols, creating confusion for the end-user as to which devices will work together. We think that users shouldn’t have to worry about this complexity.


Other smart home products are confusing to set up due to:
X multiple app downloads
X competing protocols
X complex interfaces
X non-private “digital assistants”

THE SOLUTION

Private and simple smart home control


axxios Smart Home Control System

**The above is a rendering of a future product. Images are computer generated demo versions. Product is still currently under development not yet available on the market.*

axxios is building a truly private smart home control ecosystem. Our customers’ voice data, preferences, routines – none of that information will ever leave the confines of their homes.

axxios has built a new generation of speech recognition technology that doesn’t require the cloud, and a completely private internal database and communication structure.

None of our customers' data will ever be stored in the cloud on the server of a big tech company.

Source: Atmos Homes/axxios Press


Origins
Lights

The **Control Series** is the dashboard of the smart home providing seamless access to all of the homes' devices


73°
85°

The **Light Series** replaces existing lighting controls with an intelligent lighting system that extends the **axxios** control ecosytem throughout the home



axxios Link ties the smart home together with support for Zigbee, Z-Wave, Matter, and even infrared devices

axxios Remote not only allows convenient control for media devices, but also access to all of the other features of the **axxios** smart home


70



**The above is a rendering of a future product. Images are computer generated demo versions. Product is still currently under development not yet available on the market.*

THE MARKET

The world is getting smarter



258.5M
smart homes worldwide in 2021
$200B
projected market revenue by 2027
$90B
smart home market revenue in 2021

Source: Statista, Business Wire

The smart home market is exploding. There were 258.5 million smart homes worldwide in 2021, with 40% of homes in the United States being smart homes. The market generated over $90 billion in 2021 and is projected to continue its rapid growth to reach $200 billion in revenue by the year 2027. More and more customers are buying smart home products every day and projections indicate that 57% of homes in the US will be smart homes by the year 2025.

Not only is the industry growing at a fast pace, but there are many large-scale acquisitions taking place. (source, source, source)

The smart home market is fragmented, with each device maker having its own unique app or individual communication protocol for access. If a consumer has 5 or more devices, they now need 5+ apps to control them all - we believe that this is not the recipe for mass smart home adoption. With our simplified and private smart home technology, we aim to become the worldwide standard for smart home control.

OUR TRACTION

On the precipice of production



We're on the brink of launching production

The above is a rendering of a future product. Images are computer generated demo versions. Product is still currently under development not yet available on the market.

We've been hard at work developing the axxios smart home control ecosystem of products over the course of the last couple of years, and we're on the brink of launching production. Our molds are ready, and our circuit boards are designed. The funds from this raise will be used to finalize our software and purchase the equipment needed heading into production.

The recent pandemic has exposed major supply chain issues for products designed and manufactured overseas. Unlike most consumer electronics companies (according to our research), we've built a full-scale manufacturing line here in the US making us much less reliant on overseas supply chain and allowing us to dynamically ramp production according to demand.





WHY INVEST

Revolutionizing Smart Home Tech



The above is a rendering of a future product. Images are computer generated demo versions. Product is still currently under development not yet available on the market.

The smart home market is growing at an explosive rate, and we believe that axxios is perfectly positioned to capitalize on this growth now and well into the future. We expect to launch multiple products into production within a short period of time, and we intend to continue developing new devices to further complement the axxios ecosystem and improve the customers' smart home experience. We would be honored if you choose to join us on our journey to become one of the leaders in this emerging industry.

Meet Our Team



Mark Lyle

Founder / CEO / Director

Mark has spent over 20 years in the tech hardware industry. He previously cofounded a wireless device startup and manufacturer leading it to an eight-figure acquisition.



Chris Ladwig

Cofounder & Lead Designer

Chris is a multi-award winning product and branding designer. His work has been featured in the leading design publications – even designing 2 of “Oprah’s Favorite Things.”



John Boone

Industrial Design Manager

John has spent many years as an industrial engineering professional, with major accomplishments in the commercial and aerospace sectors, including significant contributions to NASA projects.



Nevin Jenkins

Manufacturing Manager

Nevin is a serial entrepreneur with numerous companies founded, and multiple successes. With 25 patents to his name, he is also the inventor of the first Medical Alert Systems for seniors.



Austin Randall

Communications Manager

Austin has spent over 5 years in communications and marketing positions, managing multiple accounts totalling 6+ million followers. Most recently he grew one account over 140% within only one year.



Vina Cruz

Customer Service Manager

Vina has spent over 7 years in various customer service roles. She has performed in positions ranging from the sole point of customer support for multiple startups all the way to previously leading a customer service team at Fitbit.

Offering Summary

Company	AXXIOS HOME INC.
Corporate Address	610 E Zack St, Ste 110-2104, Tampa, FL 33602
Offering Minimum	$9,999.90
Offering Maximum	$3,608,621.10
Minimum Investment Amount (per investor)	$499.50

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	22,222
Maximum Number of Shares Offered	8,019,158
Price per Share	$0.45
Pre-Money Valuation	$24,038,626.50

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses

Time-based Perks

Super Early Bird

Invest within first 72 hours and receive an additional 100% bonus shares

Early Bird

Invest within the first week and receive an additional 60% bonus shares

2 Week Early Bird

Invest within the first two weeks and receive an additional 40% bonus shares

30 Day Early Bird

Invest within the first 30 days and receive an additional 20% bonus shares

Amount-based Perks

Invest $5,000+

Invest $5,000 or more and receive an additional 10% bonus shares

Invest $10,000+

Invest $10,000 or more and receive an additional 15% bonus shares

Invest $25,000+

Invest $25,000 or more and receive an additional 20% bonus shares

Invest $50,000+

Invest $50,000 or more and receive an additional 25% bonus shares

Invest $100,000+

Invest $100,000 or more and receive an additional 30% bonus shares

Loyalty-based Perks

Previous axxios Investors

Investors who have invested in previous axxios (Atmos Home Inc.) Reg CF offerings will receive 10% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Einstok Beer Company will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $.45 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $45. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Previous Axxios Investors Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment". Any expense labeled "Administrative Expenses" not strictly for administrative purposes.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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